Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Date: August 12, 2021

The following transcript is from a call featuring the Cellebrite DI Ltd. (“Cellebrite”) Chief Executive Officer, Yossi Carmil, and Chief Financial Officer, Dana Gerner, on August 12, 2021.

Q2 21 Earnings Call Script

Anat Earon Heilborn, VP Investor Relations:

Welcome to Cellebrite’s second quarter 2021 financial results webcast. This is a recorded presentation by Yossi Carmil, Cellebrite’s CEO and Dana Gerner, Cellebrite’s CFO, and there will be no question and answer session.

Please note that the information discussed today is qualified in its entirety by the materials filed today with the SEC by Cellebrite and TWC Tech Holdings II consisting of our earnings release and the investor deck that will be presented in conjunction with today’s webcast. Please review the disclaimers in the deck because they apply to today's webcast.

Statements made during this call that are not statements of historical fact constitute forward-looking statements. All forward-looking statements are subject to risks, uncertainties and other factors that could cause matters expressed or implied by those forward-looking statements not to occur. They could also cause the actual results of TWC Tech Holdings II, Cellebrite or the combined company, to differ materially from historical results and/or from forecasts.

All references to the merger or to listing made during this webcast are pending stockholder approval, customary closing conditions and Nasdaq listing approval.

Please refer to the “Risk Factors” contained in the final prospectus / proxy statement filed by Cellebrite and TWC Tech Holdings II for an understanding of the risks that could cause these statements not to materialize.

With that, I’d like to turn the call over to Yossi Carmil, Cellebrite’s CEO.

Yoss Carmil, CEO:

Thank you, Anat.

We are very pleased with our performance in the second quarter and the first half of 2021. The financial results reflect the strengths of our business, our ability to execute, and our go-forward strategy. Our standing as a market leader in Digital Intelligence and our strong relationships with our wide customer base, position us well to benefit from the digital transformation in the public safety sector. Driven by our differentiated end-to-end solutions we have had another quarter of strong financial results including ARR growth of 46%, revenue growth of 29%, and ARR net dollar retention rate of 142%.

We believe that this strong top line performance demonstrates the success of our go-to-market strategy in the public sector.

In the public sector, we have approximately 5,000 customers, including almost every US cabinet executive department, European Union member state national police, and US state or large city police force. Our dual Go to Market approach enables us focusing on both high potential growth strategic accounts and on a large number of prime accounts, helping our accounts scale their investments with us.

We believe this approach has been instrumental in the strong momentum we see in large and multi-solution deals, with 9 customers booking more than $1M with us in Q2 21, and 17 such customers in the first half of the year.

Let me share with you a few success stories.

Our largest deal in the quarter was with a Scandinavian customer, a long-time user of several of our Collect & Review solutions. In this deal, the customer expanded its use of our Premium solution and placed a large order for our Premium Enterprise ahead of product availability. The Enterprise solution brings advanced capabilities to end-points, which I will discuss in more detail shortly. The customer is deploying this solution across more than a hundred Collect & Review units in the field, driven by a need to solve crime more efficiently given the challenges of increasing case backlogs. Our flexible enterprise-grade solution allows the customer to scale these advanced capabilities quickly.

A second example is a North American district attorney’s office which is facing new legislation requiring evidence to be submitted within a limited time frame. This requires the customer to transform its investigation practices and apply next generation tools and methods. This customer is partnering with Cellebrite to take its first steps in adopting an end-to-end investigative process approach. They will rely on our DI platform, including Premium and Analytics solutions, as critical elements in this transformation.

A third and last example is the largest win of our Private Sector business so far. Included in this sale were several Collect & Review solutions as well as Commander, one of our management solutions. The customer, a provider of digital forensics and analytics services to corporations, law firms, and government agencies, is rolling out dozens of new branches and this deal supports this expansion. The deal reflects our success not only in cross-selling and up-selling multiple DI solutions to our customers, but also in increasing the average revenue per private sector customer, which is one of our growth objectives for this business.

In the second quarter, we experienced growth in all 3 geographic regions, in both bookings and revenue, demonstrating that there is willingness to invest. Furthermore, it shows that the market is at an inflection point, increasingly realizing that with the rapid growth in digital data volumes, growth in complexity and importance, digital transformation in public safety is a necessity.

This environment provided us with many opportunities during the quarter to discuss with our customers our comprehensive Digital Intelligence platform, that makes the investigative process smarter, faster and efficient. We have enjoyed discussions about our digital transformation vision with key decision makers. Our impression is that the idea of a platform, that allows users to collect, review, analyze, and manage digital data, and that will digitize in the future the entire investigative lifecycle, resonated well with these executives. Furthermore, we believe that the discussions reinforce our position as not only a market-share leader but also as a thought leader.

In Q2 we introduced an important addition to our Digital Intelligence platform, which I mentioned briefly earlier - Premium Enterprise. This solution brings industry leading mobile device unlocking capabilities to every UFED, the most widely adopted Collect & Review solution, by connecting the UFEDs to a central Premium Enterprise deployed in one secured domain. This enables the UFEDs to consume remotely the advanced capabilities of the Premium license. Customer feedback on this solution is extremely positive, and we have already booked multiple meaningful deals in advance of its availability. 8 such pre-bookings were made in H1. We are also building a strong pipeline ahead of the product availability, expected later in Q3.

In May, we launched the latest version of Pathfinder, our flagship investigative analytics solution. It now ingests data from a broader range of sources and provides enhanced capabilities for agencies to collaborate between units and outside agency partners. Importantly, it can discover cross-case connections with the new ability to highlight common identifiers between two or more cases to improve investigation workflows and insights.

We expect Investigative Analytics to grow at a fast rate and become a material part of our business over the coming years.

Our Digital Intelligence platform is supported by Professional Services, including training & advisory, technical advanced services, support, deployment, customization and integration. These services not only help deliver our comprehensive offering but also improve customer experience and retention.

Cellebrite Training Academy delivers best-in-class training with certification to thousands of investigation practitioners every year. In Q2 this year, we saw, as restrictions are easing, there’s a major uptake in requests for instructor led training. Nevertheless, we continue to offer online training, live or on demand.

During the quarter, we enhanced our Professional Services with several new offerings such as an advisory practice, an on-site advanced collection service, and managed services.

We view the professional services business activity as an important touch point with our customers and important business enabler that promotes customer success.

In summary, we are pleased with our performance in the second quarter and in the first half of the year, and we are committed to continue and execute on our growth strategy, focusing on cross-selling and up-selling to our existing large and high-quality customer base.

We look forward to completing the pending merger with TWC Tech Holdings II. As we announced earlier this week, the stockholder meeting to approve the merger is scheduled for Friday August 27th, we expect to begin public trading shortly after. We are excited about the opportunity to become a publicly traded company and view it as in important milestone. We look forward to engaging with you in a live earnings call discussing our next quarter’s results.

With that, I will turn the call over to Dana to discuss the financials.

Dana Gerner, CFO:

Thank you, Yossi.

I’m pleased to present our results for the second quarter of 2021. Our financial metrics remain strong, with robust ARR growth, driven mainly by expanding penetration to existing customers. Our highly successful land-and-expand go-to-market strategy is further illustrated by our 142% net retention rate.

This growth is even more impressive in the context of our strong profitability and cash generative business model which I will discuss in more detail.

First, let’s look at ARR more closely. For the end of June 2021, ARR was 159 million dollars, increasing 46% year on year. ARR includes 2 types of recurring revenues: the first is the subscription that is attached to perpetual licenses, which is an annual payment for the software updates, and the second is term-based licenses, the selling model which we’ve been introducing gradually since 2019.

The main drivers for ARR growth are the upsell and cross-sell of additional modules and solutions to existing customers, rather than new logos. The majority of the 40% ARR growth that came from upsell and cross-sell was generated by our Premium solution, where we introduced term license in late 2019, and enjoyed strong acceptance and many new customers.

Moving to revenue. Total revenue of 59.2 million dollars, was up 29% from Q2 last year. The main growth driver was Subscription revenue, which grew in total 33% year on year. Within subscriptions, the fastest growth was in term licenses, which reached 11.6 million dollars, up 71% from Q2 last year. Term licenses growth reflects primarily our Premium offering as I explained.

Perpetual licenses revenue of 10.4 million dollars decreased 1% from Q2 last year as planned. We continue introducing subscription term-license in Q2 also to UFED and Pathfinder, so these results do not yet reflect the transition impact of the full portfolio, and it is expected that future quarters will show stronger year on year decline in perpetual licenses. Having said that, we expect gradual transition to subscription over the coming 2 to 3 years, due to customer preferences in the public sector.

Professional services revenue of 7.3 million dollars grew 79% from exceptionally low levels in Q2 last year. Much of our service revenue comes from instructor-led training classes, which were negatively affected last year by social distancing and travel limitations relating to COVID-19.

Gross profit and margin in Q2 were 49.1 million dollars and 83%, compared with 37.6 million dollars and 82% last year. The main reason for the margin expansion is leverage of the revenue growth and is in line with our expectations.

Non-GAAP expenses increased 22% to 37 million dollars in Q2. In Q2 last year, operating expenses of 30.2 million dollars were exceptionally low, given the COVID-19 impact on travel and marketing events expenses, as well as a 10% payroll cut that we temporarily implemented across Cellebrite. In Q2 this year, we saw an increase in travel and in marketing events, but spending is yet to reach normal levels. We expect a gradual increase in these expenses in the second half of the year. We also expect to aggressively pursue our hiring plans, and end 2021 with approximately 900 employees, compared to 820 at the end of June 2021 and 758 at the end of December 2020. Even with these near-term costs coming back into the business, we believe in our longer term margin profile as previously shared.

Non-GAAP operating expenses exclude one-time expenses, share-based compensation, amortization of intangible assets, and acquisition related expenses.

Non-GAAP operating income and margin in Q2 2021 were 12.1 million dollars and 20.5%, up from 7.3 million dollars and 16% in Q2 2020.

Adjusted EBITDA and margin in Q2 2021 were 13.4 million dollars and 22.6%, up from 8.4 million dollars and 18.4% in Q2 2020.

Operating cash flow in the second quarter of 2021 was 14.1 million dollars, and in the twelve months ending June – 63.4 million dollars. Free cash flow for the twelve months ending June was 58 million dollars.

We have had great results from our go to market strategy and we are very pleased with this strong execution.

As mentioned, we experienced healthy spending environment in H1. As such, we are very confident with meeting top line annual expectations, as previously shared.

As for profitability, given our strong performance in the first half of the year, we continue to increase our operating expenses in the second half of the year and accelerate our recruitment plan, yet we maintain our expectation for Adjusted EBITDA margin of approximately 15%, excluding expenses derived from becoming a public company.

With that, we will conclude this webcast – thank you all for listening.

About Cellebrite

Cellebrite’s mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings II Corp.

TWC Tech Holdings II Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings II Corp. raised $600 million in its initial public offering in September 2020. TWC Tech Holdings II Corp.’s securities are listed on the Nasdaq Capital Market under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

Additional Information

This communication is being made in respect of the proposed transaction involving Cellebrite and TWC. In connection with the proposed transaction, Cellebrite has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of TWC in connection with TWC’s solicitation of proxies for the vote by TWC’s stockholders with respect to the proposed transaction and other matters as may be described in the registration statement. The registration statement on Form F-4 was declared effective on August 6, 2021. Cellebrite and TWC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus is also being mailed to TWC’s stockholders, seeking any required stockholder approvals. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF TWC ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Cellebrite and TWC are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Participants in the Solicitations

Cellebrite, TWC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TWC’s stockholders in connection with the proposed transaction. You can find more information about the directors and officers of Cellebrite and TWC at Cellebrite’s website at www.cellebrite.com, or in the proxy statement/prospectus on Form F-4 filed by Cellebrite with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Cellebrite’s and TWC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cellebrite’s and TWC’s control. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, including financial projections, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements.

Certain of these risks are identified and discussed in the section of Cellebrite’s proxy statement/prospectus on Form F-4 titled “Risk Factors”, which will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements include, without limitation, expectations with respect to approval by TWC’s stockholders of the business combination and satisfaction of other closing conditions. Forward-looking statements are based on Cellebrite’s or TWC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cellebrite or TWC to predict these events or how they may affect Cellebrite or TWC. Except as required by law, neither Cellebrite nor TWC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

In addition to the factors previously disclosed in Cellebrite’s reports filed with the SEC and those identified elsewhere in this press release, the following factors, among others, could cause results to differ materially from the forward-looking statements in this release or historical performance: (1) risks and uncertainties related to the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals or stockholder approvals of TWC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination is not obtained; (2) the number of redemption requests made by TWC’s public stockholders; (3) the ability to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the consummation of the Business Combination; the inability to complete the private placement of ordinary shares of Cellebrite to certain institutional accredited investors; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the duration and global impact of COVID-19; (6) costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against Cellebrite, TWC, or any of their respective directors or officers, regarding the proposed transaction; (7) the ability of Cellebrite or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (8) changes in applicable laws or regulations; (9) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements indicated from time to time in other documents filed or to be filed with the SEC by TWC and in the registration statement on Form F-4 relating to the business combination filed by Cellebrite on May 17, 2021, as amended.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Cellebrite and is not intended to form the basis of an investment decision in Cellebrite. All subsequent written and oral forward-looking statements concerning Cellebrite and TWC, the proposed transaction or other matters and attributable to Cellebrite and TWC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts:

Investors
Anat Earon-Heilborn
VP Investor Relations | Cellebrite DI Ltd.
+972 73 394 8440
investors@cellebrite.com

Media
Adam Jaffe
VP of Global Communications
+1 973 206 7643
adam.jaffe@cellebrite.com